<Exhibit 99-1>
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
June 30, 2005
(With Independent Accountants’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2005 and the related non-consolidated statements of income and cash flows for the quarters and six months ended June 30, 2005 and 2004. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2004 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 27, 2005, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2004, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 4 to the non-consolidated financial statements, as of June 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of ~~W~~173,492 million and ~~W~~ 169,800 million, respectively, which had been provided to LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~ 12,112 million and ~~W~~ 13,718 million, respectively, of allowance for loan losses as of June 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the six months ended June 30, 2005, Shinhan Bank and Chohung Bank provided ~~W~~ 14,300 million and ~~W~~ 13,000 million, respectively, of additional loans to LG Card Co., Ltd. , and converted  ~~W~~ 11,000 million and  ~~W~~ 10,000 million, respectively, of loans to equity shares.
As described in Note 4 to the non-consolidated financial statements, as of June 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to ~~W~~ 422,885 million and  ~~W~~ 271,314 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~ 31,756 million and  ~~W~~ 17,236 million, respectively, of allowance for loan losses as of June 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.
As described in Note 12 to the non-consolidated financial statements, the Company recorded assets and liabilities as of June 30, 2005 and earned interest income for the six months ended June 30, 2005 through its related party transactions.
As described in Note 14(a) to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC“) to pay contingent consideration to the KDIC at the maximum amount of  ~~W~~ 652,284 million related to Asset Indemnity Payment, ~~W~~ 166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. As regards General Indemnity, eligibility of most of indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill during the year ended December 31, 2004. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 22, 2005

This report is effective as of July 22, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Assets

Cash and due from banks (notes 3 and 12)	~~W~~	200,110	31,145	$195,344	30,403
Securities (note 4)		8,643,755	8,262,439	8,437,871	8,065,637
Loans (notes 5, 12 and 13)		1,677,070	1,749,955	1,637,124	1,708,273
Fixed assets (note 6)		2,547	2,164	2,486	2,113
Other assets (notes 7, 12 and 13)		34,900	26,949	34,069	26,307

	~~W~~	10,558,382	10,072,652	$10,306,894	9,832,733

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 13)	~~W~~	107,761	154,380	$105,194	150,703
Debentures (notes 9 and 13)		2,106,723	1,948,102	2,056,544	1,901,700
Retirement and severance benefits (note 10)		639	224	624	219
Other liabilities (notes 11 and 13)		200,176	222,337	195,408	217,041

Total liabilities		2,415,299	2,325,043	2,357,770	2,269,663

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 15)

Common stock		1,596,595	1,596,595	1,558,566	1,558,566
Authorized — 1,000,000,000 shares
Issued and outstanding — 319,319,011 shares issued and 310,333,444 shares outstanding in 2005 319,319,011 shares issued and 310,332,000 shares outstanding in 2004

Preferred stock		486,523	486,523	474,935	474,935
Issued and outstanding — 97,304,564 shares

Capital surplus		3,718,684	3,718,623	3,630,109	3,630,049
Retained earnings (note 16)		2,086,647	1,608,185	2,036,945	1,569,880
Capital adjustments (notes 4, 17 and 18)		254,634	337,683	248,569	329,640

Total stockholders’ equity		8,143,083	7,747,609	7,949,124	7,563,070

Commitments and contingencies (note 14)

	~~W~~	10,558,382	10,072,652	$10,306,894	9,832,733

See accompanying notes to non-consolidated financial statements.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Income
For the quarters and six months ended June 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars, except earnings per share)
(Unaudited)

						U.S. dollars (note 2)
	Won					Quarter	Six months
	Quarter ended			Six months ended		ended	ended
	June 30,			June 30,		June 30,	June 30,
	2005		2004	2005	2004	2005	2005
Operating revenue:

Gain from equity method (notes 4 and 25)	~~W~~	482,976	333,204	882,107	492,607	$471,472	861,096
Interest income (note 12)		24,493	29,569	49,059	58,502	23,909	47,891
Other		550	185	366	—	537	357

		508,019	362,958	931,532	551,109	495,918	909,344

Operating expense:

Loss from equity method (notes 4 and 25)		594	629	824	4,049	580	804
Interest expense		27,467	31,305	55,181	61,671	26,813	53,867
Fees and commission		25	19	70	71	24	68
General and administrative expenses (note 19)		9,925	6,804	17,726	15,404	9,688	17,304

		38,011	38,757	73,801	81,195	37,105	72,043

Operating income		470,008	324,201	857,731	469,914	458,813	837,301

Non-operating income (expense):

Foreign currency related gain (loss), net		—	(1)	2	—	—	2
Donation		(4)	(9)	(14)	(12)	(3)	(14)
Other, net		378	106	764	466	368	746

		374	96	752	454	365	734

Earnings before income taxes		470,382	324,297	858,483	470,368	459,178	838,035

Income taxes (note 20)		—	—	—	—	—	—

Net earnings	~~W~~	470,382	324,297	858,483	470,368	$459,178	838,035

Ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,423	1,003	2,582	1,453	$1.39	2.52

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,257	881	2,280	1,279	$1.23	2.23

See accompanying notes to non-consolidated financial statements.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the quarters and six months ended June 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won					U.S. dollars (note 2)
						Quarter	Six months
	Quarter ended			Six months ended		ended	ended
	June 30,			June 30,		June 30,	June 30,
	2005		2004	2005	2004	2005	2005
Cash flows from operating activities:

Net income	~~W~~	470,382	324,297	858,483	470,368	$459,178	838,035

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Gain from equity method, net		(482,382)	(332,575)	(881,283)	(488,558)	(470,892)	(860,292)
Provision for retirement and severance benefit		98	53	339	106	96	331
Depreciation expense		151	160	290	310	148	283
Amortization expense		29	28	57	55	28	56
Provision for loan losses, net		(550)	(185)	(366)	545	(537)	(357)
Interest expense		27,467	31,305	55,181	61,671	26,813	53,867
Foreign currency related gain, net		—	1	(2)	(2)	—	(2)
Decrease (increase) in other assets		(1,239)	9,702	(2,141)	9,401	(1,210)	(2,091)
Decrease in other liabilities		(13,395)	(5,467)	(27,036)	(4,335)	(13,076)	(26,392)
Retirement and severance benefit paid		—	—	(13)	(90)	—	(12)
Decrease in deposit for severance benefit insurance		—	—	88	86	—	86
Stock compensation costs		2,471	(1,292)	3,926	(937)	2,412	3,833
Other, net		687	797	1,381	1,570	671	1,348

Net cash used in operating activities		(23,748)	(4,481)	(46,277)	(11,481)	(23,182)	(45,174)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		—	—	379,210	—	—	370,177
Decrease in loans		110,000	40,000	71,314	—	107,380	69,615
Decrease in fixed assets		36	—	36	—	35	35
Decrease in other assets		7	—	—	—	7	—
Dividends received		—	3,730	—	256,536	—	—

		110,043	43,730	450,560	256,536	107,422	439,827

Cash used in investing activities:

Decrease in equity method investment securities		—	(96,979)	—	(96,979)	—	—
Increase in loans		—	(3,140)	—	(113,140)	—	—
Purchase of fixed assets		(542)	(123)	(751)	(235)	(529)	(733)
Increase in other assets		—	(83)	(3)	(797)	—	(2)

		(542)	(100,325)	(754)	(211,151)	(529)	(735)

Net cash provided by (used in) investing activities		109,501	(56,595)	449,806	45,385	106,893	439,092

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows, Continued
For the quarters and six months ended June 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

			Won			U.S. dollars (note 2)
						Quarter	Six months
	Quarter ended			Six months ended		ended	ended
	June 30,			June 30,		June 30,	June 30,
	2005		2004	2005	2004	2005	2005
Cash flows from financing activities:

Cash provided by financing activities:

Increase in borrowings		21,053	15,000	53,053	111,000	20,552	51,789
Increase in debentures		250,000	50,000	500,000	100,000	244,045	488,091
Proceeds from disposition of treasury stock		—	—	499	—	—	487

		271,053	65,000	553,552	211,000	264,597	540,367

Cash used in financing activities:

Decrease in borrowings		(27,000)	—	(98,314)	—	(26,357)	(95,972)
Decrease in debentures		(160,000)	—	(340,000)	—	(156,189)	(331,902)
Issuance cost on debentures paid		(891)	(230)	(1,872)	(528)	(870)	(1,827)
Dividends paid		(316,145)	(212,793)	(347,492)	(241,746)	(308,615)	(339,215)
Acquisition of treasury stock		—	—	(438)	—	—	(428)

		(504,036)	(213,023)	(788,116)	(242,274)	(492,031)	(769,344)

Net cash used in financing activities		(232,983)	(148,023)	(234,564)	(31,274)	(227,434)	(228,977)

Net increase (decrease) in cash and cash equivalents		(147,230)	(209,099)	168,965	2,630	(143,723)	164,941

Cash and cash equivalents at beginning of period		347,340	217,082	31,145	5,353	339,067	30,403

Cash and cash equivalents at end of period	~~W~~	200,110	7,983	200,110	7,983	$195,344	195,344

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2005
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with ~~W~~1,461,721 million of initial capital stock and the Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of June 30, 2005, the Company has 12 subsidiaries and its capital stock consists of ~~W~~1,596,595 million in common stock and ~~W~~486,523 million in preferred stock. Details of its subsidiaries are as follows:
(a)	Shinhan Bank

Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 396 branches and 160 automated teller machine locations and Shinhan Bank’s capital stock amounts to ~~W~~1,224,034 million as of June 30, 2005.

(b)	Chohung Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Exchange on June 3, 1956, and Chohung Bank operates through 453 domestic branches, 83 depositary offices and six overseas branches and Chohung Bank’s capital stock amounts to ~~W~~3,595,592 million as of June 30, 2005. Chohung Bank was delisted from the Korea Exchange on July 2, 2004.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of June 30, 2005, it operates through 79 branches and Good Morning Shinhan Securities’s capital stock amounts to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of June 30, 2005, Shinhan Card holds 2.75 million franchise accounts and 3.13 million credit card holders, and Shinhan Card’s capital stock amounts to ~~W~~152,847 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of June 30, 2005 amounts to ~~W~~80,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(1)	General Description of the Company, Continued
(f)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC’s capital stock as of June 30, 2005 amounts to ~~W~~40,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2005 amounts to ~~W~~77,644 million.

(h)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business. SH&C Life Insurance’s capital stock as of June 30, 2005 amounts to ~~W~~30,000 million.

(i)	e-Shinhan Inc.

e-Shinhan Inc. (“e-Shinhan”) was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. e-Shinhan’s capital stock as of June 30, 2005 amounts to ~~W~~2,820 million.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Shinhan Macquarie’s capital stock as of June 30, 2005 amounts to ~~W~~1,000 million.

(k)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2005 amounts to ~~W~~3,000 million.

(l)	Shinhan Private Equity

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2005 amounts to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(1)	General Description of the Company, Continued

Ownerships of the Company’s subsidiaries as of June 30, 2005 and December 31, 2004 are as follows:

		2005		2004
			Ownership		Ownership
Investor	Investee	Number of	percentage	Number of	percentage
		shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	214,205,935	100.0	244,806,782	100.0
	Chohung Bank	719,118,429	100.0	719,118,429	100.0
	Good Morning Shinhan Securities	159,399,664	100.0	159,399,664	100.0
	Shinhan Card	30,569,400	100.0	30,569,400	100.0
	Shinhan Capital	12,250,000	100.0	16,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	e-Shinhan	415,495	73.7	415,495	73.7
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Chohung Bank	Shinhan Financial Group	8,985,567	2.8	8,985,567	2.8
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	1,444	—
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,024.40 to US$1, the basic exchange rate on June 30, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

The Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 16 (“Income Taxes of Accounting”) and No. 17 (“Provision, Contingent Liabilities and Contingent Assets”), effective from the first fiscal year beginning after December 31, 2004. In addition, the Company has adopted SKAS No. 15 (“The Equity Method of Accounting”), with encouraged earlier application at the year ended December 31, 2004. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the non-consolidated financial statements both as of and for the six months ended June 30, 2005 and for the year 2004.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

(e)	Equity Method Investment Securities

Investments in affiliated companies with the Company’s ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Fixed Assets
i)	Tangible Assets

Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

The depreciation method and useful lives of tangible assets are as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
ii)	Intangible Assets

Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.
(g)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h)	Discount on Debentures

Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,024.40 and ~~W~~1,043.80 to US$1, the rates of exchange on June 30, 2005 and December 31, 2004, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(k)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

(l)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The Company recognizes the reimbursement as a separate asset when it is virtually certain that reimbursement will be received if the Company settles the obligation. In such cases, the expense relating to a provision is presented net of the amount recognized for a reimbursement.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(3)	Cash and Due from Banks

As of June 30, 2005 and December 31, 2004, ~~W~~5.5 million and ~~W2.5~~ million of cash and due from banks is restricted for guarantee deposits on bank accounts, respectively.

(4)	Securities

Securities as of June 30, 2005 and December 31, 2004 consist solely of equity method investment securities and details are as follows:

	(in millions of Won)
	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	4,125,592	(367,210)	443,582	(892)	(51,621)	4,149,451
Chohung Bank		2,891,019	—	374,796	(899)	(72,902)	3,192,014
Good Morning Shinhan Securities		843,500	—	9,679	(30,311)	30,292	853,160
Shinhan Card		168,708	—	27,052	—	—	195,760
Shinhan Capital		122,525	(12,000)	14,327	—	11,650	136,502
Shinhan BNP Paribas ITMC		22,810	(2,400)	1,719	—	(30)	22,099
Jeju Bank		53,036	—	5,892	(30)	(131)	58,767
SH&C Life Insurance		14,614	—	1,299	—	(1,037)	14,876
e-Shinhan		2,887	—	(236)	—	—	2,651
Shinhan Macquarie		1,098	(2,446)	2,309	—	—	961
Shinhan Credit Information		6,862	—	1,452	—	—	8,314
Shinhan PE		9,788	—	(588)	—	—	9,200

	~~W~~	8,262,439	(384,056)	881,283	(32,132)	(83,779)	8,643,755

As of June 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of ~~W~~173,492 million and ~~W~~169,800 million, respectively, which had been provided to LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~12,112 million and ~~W~~13,718 million, respectively, of allowance for loan losses as of June 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the six months ended June 30, 2005, Shinhan Bank and Chohung Bank provided ~~W~~14,300 million and ~~W~~13,000 million, respectively, of additional loans to LG Card Co., Ltd. , and converted ~~W~~11,000 million and ~~W~~10,000 million, respectively, of loans to equity shares.
As of June 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to ~~W~~422,885 million and ~~W~~271,314 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~31,756 million and ~~W~~17,236 million, respectively, of allowance for loan losses as of June 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(4)	Securities, Continued

The changes in goodwill (negative goodwill) for the six months ended June 30, 2005 are as follows:

	(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Chohung Bank	~~W~~	922,468	—	36,414	886,054
Good Morning Shinhan Securities		127,534	—	8,504	119,030
Jeju Bank		(4,970)	—	(344)	(4,626)

	~~W~~	1,045,032	—	44,574	1,000,458

The market values of the shares of Jeju Bank owned by the Company are ~~W~~40,417 million as of June 30, 2005 (~~W~~4,170 per share).

	(in millions of Won)
	2004
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiaries	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	2,946,530	(244,807)	683,687	(1,353)	741,535	4,125,592
Chohung Bank		1,861,649	(*) 308,202	378,026	(10,204)	353,346	2,891,019
Good Morning Shinhan Securities		546,872	(*) 292,116	7,992	(53,800)	50,320	843,500
Shinhan Card		163,136	—	5,572	—	—	168,708
Shinhan Capital		105,448	(8,000)	23,009	—	2,068	122,525
Shinhan BNP Paribas ITMC		22,486	(2,000)	2,279	—	45	22,810
Jeju Bank		48,713	—	5,216	(38)	(855)	53,036
SH&C Life Insurance		13,021	—	187	—	1,406	14,614
e-Shinhan		2,725	—	162	—	—	2,887
Shinhan Macquarie		1,843	(1,730)	977	8	—	1,098
Shinhan Credit Information		1,969	1,529	1,845	—	1,519	6,862
Shinhan PE		—	10,000	(212)	—	—	9,788

	~~W~~	5,714,392	355,310	1,108,740	(65,387)	1,149,384	8,262,439

(*)	Additional goodwill through additional equity acquisition, ~~W~~248,736 million for Chohung Bank and ~~W~~55,375 million for Good Morning Shinhan Securities, is included.
The changes in goodwill (negative goodwill) for the year ended December 31, 2004 are as follows:

	(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Chohung Bank	~~W~~	820,239	166,516	64,287	922,468
Good Morning Shinhan Securities		144,538	—	17,004	127,534
Jeju Bank		(5,655)	—	(685)	(4,970)

	~~W~~	959,122	166,516	80,606	1,045,032

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(5)	Loans
(a)	Loans as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Loans in Won	~~W~~	1,510,000	1,550,000	$1,474,033	1,513,081
Loans in foreign currencies		102,357	135,609	99,919	132,379
Privately placed bonds		73,140	73,140	71,398	71,398

		1,685,497	1,758,749	1,645,350	1,716,858
Less: allowance for loan losses		(8,427)	(8,794)	(8,226)	(8,585)

	~~W~~	1,677,070	1,749,955	$1,637,124	1,708,273

(b)	Details of loans as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
	Borrower	Interest rate (%)	2005		2004
Loans in Won	Shinhan Card	4.49 - 6.28%	~~W~~	950,000	1,050,000
”	Shinhan Capital	4.49 - 8.12%		490,000	500,000
”	Good Morning	5.25%		70,000	—

	Shinhan Securities			1,510,000	1,550,000

Loans in foreign currencies	Shinhan Capital	Libor+0.9 - 1.14		102,357	135,609

Privately placed bonds	Shinhan Bank	7.42		50,000	50,000
”	Jeju Bank	8.14		23,140	23,140

				73,140	73,140

				1,685,497	1,758,749
Less: allowance for loan losses				(8,427)	(8,794)

				$1,677,070	1,749,955

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(5)	Loans, Continued
(c)	The maturities of loans as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
			Loans
	Loans		in foreign	Privately
At June 30, 2005	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	—	30,649	—	30,649
Due in 6 months or less		230,000	—	—	230,000
Due after 6 months through 12 months		520,000	—	—	520,000
Due after 1 year through 3 years		500,000	71,708	73,140	644,848
Thereafter		260,000	—	—	260,000

	~~W~~	1,510,000	102,357	73,140	1,685,497

	(in millions of Won)
			Loans
	Loans		in foreign	Privately
At December 31, 2004	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	180,000	31,314	—	211,314
Due in 6 months or less		160,000	—	—	160,000
Due after 6 months through 12 months		230,000	31,229	—	261,229
Due after 1 year through 3 years		760,000	73,066	3,140	836,206
Thereafter		220,000	—	70,000	290,000

	~~W~~	1,550,000	135,609	73,140	1,758,749

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(6)	Fixed Assets

Fixed assets as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Property and equipment:

Vehicles	~~W~~	391	425	$382	415
Furniture and fixtures		1,300	1,168	1,269	1,140
Leasehold improvements and other		1,652	1,493	1,613	1,457

		3,343	3,086	3,264	3,012
Less: accumulated depreciation		(1,923)	(1,784)	(1,878)	(1,741)

		1,420	1,302	1,386	1,271

Intangible assets:

Other		1,127	862	1,100	842

	~~W~~	2,547	2,164	$2,486	2,113

As of June 30, 2005, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(7)	Other Assets

Other assets as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Guarantee deposits paid	~~W~~	10,082	7,840	$9,842	7,653
Accounts receivable		13,027	6,234	12,717	6,086
Accrued income		9,576	11,044	9,348	10,781
Advance payments		10	10	10	10
Prepaid expenses		4	12	3	11
Prepaid income taxes		390	—	381	—
Other		1,811	1,809	1,768	1,766

	~~W~~	34,900	26,949	$34,069	26,307

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(8)	Borrowings
(a)	Borrowings as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Borrowings in Won	~~W~~	36,053	50,000	$35,194	48,809
Borrowings in foreign currencies		71,708	104,380	70,000	101,894

	~~W~~	107,761	154,380	$105,194	150,703

(b)	The maturities of borrowings as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
			Borrowings
	Borrowings		in foreign
At June 30, 2005	in Won		currencies	Total
Due in 3 months or less	~~W~~	36,053	—	36,053
Due in 6 months or less		—	—	—
Due after 6 months through 12 months		—	—	—
Due after 1 year through 3 years		—	71,708	71,708
Thereafter		—	—	—

	~~W~~	36,053	71,708	107,761

	(in millions of Won)
			Borrowings
	Borrowings		in foreign
At December 31, 2004	in Won		currencies	Total
Due in 3 months or less	~~W~~	—	31,314	31,314
Due in 6 months or less		—	—	—
Due after 6 months through 12 months		50,000	—	50,000
Due after 1 year through 3 years		—	73,066	73,066
Thereafter		—	—	—

	~~W~~	50,000	104,380	154,380

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(9)	Debentures
(a)	Debentures as of June 30, 2005 and December 31, 2004 consist of the following:

		(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Debentures in Korean Won	~~W~~	2,080,000	1,920,000	$2,030,457	1,874,268
Debentures in foreign currencies		30,732	31,314	30,000	30,568

		2,110,732	1,951,314	2,060,457	1,904,836
Less: discount on debentures		(4,009)	(3,212)	(3,913)	(3,136)

	~~W~~	2,106,723	1,948,102	$2,056,544	1,901,700

(b)	The maturities of debentures as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
	Debentures in		Debentures in
At June 30, 2005	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	—	30,732	30,732
Due in 6 months or less		230,000	—	230,000
Due after 6 months through 12 months		620,000	—	620,000
Due after 1 year through 3 years		820,000	—	820,000
Thereafter		410,000	—	410,000

	~~W~~	2,080,000	30,732	2,110,732

	(in millions of Won)
	Debentures in		Debentures in
At December 31, 2004	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	180,000	—	180,000
Due in 6 months or less		160,000	—	160,000
Due after 6 months through 12 months		230,000	31,314	261,314
Due after 1 year through 3 years		1,130,000	—	1,130,000
Thereafter		220,000	—	220,000

	~~W~~	1,920,000	31,314	1,951,314

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(10)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the six months ended June 30, 2005 and the year ended December 31, 2004 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Estimated severance liability at beginning of period	~~W~~	776	530	$758	518
Provision		(12)	(259)	(12)	(253)
Payment		339	505	331	493

Estimated severance liability at end of period		1,103	776	1,077	758
Less: deposit for severance benefit insurance		(464)	(552)	(453)	(539)

Net balance at end of period	~~W~~	639	224	$624	219

(11)	Other Liabilities

Other liabilities as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2004		2003	2004	2003
Withholding taxes	~~W~~	238	464	232	453
Dividends payable		1,334	937	1,302	915
Accounts payable		182,291	180,980	177,949	176,669
Accrued expenses		16,313	14,627	15,925	14,278
Income tax payable		—	25,329	—	24,726

	~~W~~	200,176	222,337	195,408	217,041

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the quarters and six months ended June 30, 2005 and 2004 are as follows:

							(in millions of Won)
			Quarter			Six months
Revenue earned	Expense incurred	Account	ended June 30,			ended June 30,
			2005		2004	2005	2004
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	1,235	1,342	2,221	2,351
”	Good Morning Shinhan Securities	Interest income		915	2,003	1,538	4,026
”	Shinhan Card	Interest income		13,484	16,118	27,388	32,422
”	Shinhan Capital	Interest income		8,400	9,669	17,000	18,858
”	Jeju Bank	Interest income		459	437	912	845

				24,493	29,569	49,059	58,502

Shinhan Bank	Shinhan Financial Group	Rental income		21	—	52	9
”	Chohung Bank	Interest income		64	1	73	30
”	”	Gain on derivatives		—	—	2,848	1,460
”	”	Rental income		1	—	17	—
”	Good Morning Shinhan Securities	Interest income		20	481	71	1,032
”	”	Rental income		80	—	140	8
”	Shinhan Card	Interest income		377	421	714	800
”	”	Fee and commission income		8,929	9,893	17,478	18,122
”	”	Rental income		221	210	441	431
”	Shinhan Capital	Interest income		346	709	828	1,452
”	”	Rental income		79	—	155	68
”	”	Gain on derivatives		2,811	477	2,811	530
”	Jeju Bank	Interest income		1	22	1	75
”	Shinhan Credit Information	Rental income		66	67	122	128
”	SH&C Life Insurance	Fee and commission income		4,674	—	10,211	1
Chohung Bank	Shinhan Bank	Interest income		22	16	55	51
”	”	Gain on derivatives		—	2,295	2,400	3,743
”	”	Rental income		—	—	19	—
”	Shinhan Capital	Interest income		506	53	565	64
”	”	Gain on derivatives		—	24	—	259
”	Shinhan Card	Interest income		380	312	886	535

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued

						(in millions of Won)
Revenue earned	Expense incurred	Account	Quarter		Six months
			ended June 30,		ended June 30,
			2005	2004	2005	2004
Chohung Bank	Good Morning Shinhan Securities	Interest income	25	20	75	20
”	”	Fee and commission income	9	8	9	8
”	SH&C Life Insurance	Fee and commission income	7,046	—	13,880	—
Good Morning Shinhan Securities	Shinhan Bank	Interest income	78	80	160	322
”	”	Rental income	76	—	151	—
”	Chohung Bank	Interest income	178	132	948	193
”	Shinhan Card	Rental income	74	73	148	146
”	”	Fee and commission income	98	1	113	117
”	Shinhan BNP	Rental income	53	51	104	102
”	Paribas ITMC SH&C Life Insurance	Fee and commission income	2	—	4	—
Shinhan Card	Shinhan Bank	Interest income	1	16	2	66
”	”	Fee and commission income	4	41	18	45
”	Good Morning	Fee and commission income	—	11	—	11
”	Shinhan Securities Jeju Bank	Fee and commission income	67	—	135	—
”	SH&C Life Insurance	Fee and commission income	1,139	1,274	2,311	1,348
”	e-Shinhan	Fee and commission income	—	—	2	—
Shinhan Capital	Shinhan Bank	Interest income	770	299	1,297	549
”	”	Gain on derivatives	3,275	—	3,500	959
”	Chohung Bank	Interest income	—	7	—	344
”	”	Gain on derivatives	486	91	678	91
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income	81	69	217	74
”	Chohung Bank	Interest income	26	—	46	—
Jeju Bank	Shinhan Bank	Interest income	—	—	1	—
”	Chohung Bank	Interest income	1	—	8	—
”	SH&C Life Insurance	Fee and commission income	110	52	203	58
SH&C Life Insurance	Shinhan Bank	Interest income	1	—	5	86
”	”	Insurance income	—	222	—	488
”	Chohung Bank	Insurance income	—	3,877	1	3,877
e-Shinhan	Shinhan Financial Group	Interest income	24	51	47	84
”	Shinhan Bank	Interest income	18	18	36	38
”	”	Fee and commission income	—	4	—	35
”	Shinhan Card	Fee and commission income	75	1	125	4
Shinhan Macquarie	Shinhan Bank	Interest income	55	—	80	1

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued

						(in millions of Won)
Revenue earned	Expense incurred	Account	Quarter			Six months
			ended June 30,			ended June 30,
			2005		2004	2005	2004
Shinhan Credit Information	Shinhan Bank	Fee and commission income		792	685	1,483	1,261
”	”	Interest income		27	14	42	24
”	Chohung Bank	Fee and commission income		1,833	821	3,488	1,408
”	Good Morning	Fee and commission income		8	2	43	6
	Shinhan Securities
”	Shinhan Card	Fee and commission income		1,942	3,402	4,011	4,660
”	Shinhan Capital	Fee and commission income		37	52	39	82
”	Jeju Bank	Fee and commission income		24	72	55	141
Shinhan PE	Shinhan Bank	Interest income		40	—	98	—

				37,073	26,427	73,450	45,446

			~~W~~	61,566	55,996	122,509	103,948

(b)	Account balances
Significant balances with the related parties as of June 30, 2005 and December 31, 2004 are as follows:

					(in millions of Won)
Creditor	Debtor	Account	2005		2004
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	200,107	31,145
”	”	Loans		50,000	50,000
”	”	Other assets		15,084	13,251
”	Chohung Bank	Other assets		1,114	—
”	Good Morning Shinhan Securities	Loans		70,000	—
”	”	Other assets		831	—
”	Shinhan Card	Loans		950,000	1,050,000
”	”	Other assets		5,632	6,661
”	Shinhan Capital	Loans		592,357	635,609
”	”	Other assets		3,748	4,739
”	Shinhan BNP Paribas ITMC	Other assets		2,400	—
”	Jeju Bank	Loans		23,140	23,140
”	”	Other assets		186	186
”	Shinhan Credit Information	Other assets		67	89
”	Shinhan Macquarie	Other assets		2,446	—

				1,917,112	1,814,820

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued

				(in millions of Won)
Creditor	Debtor	Account	2005	2004
Shinhan Bank	Chohung Bank	Cash and due from banks	613	—
”	”	Securities	—	21,332
”	”	Derivative assets	2,141	587
”	”	Other assets	5,223	5,753
”	Shinhan Card	Loans	51,200	7,500
”	”	Other assets	5	2,474
Shinhan Bank	Shinhan Capital	Loans	31,396	63,823
”	”	Other assets	211	310
”	SH&C Life Insurance	Other assets	1,660	1,199
Chohung Bank	Shinhan Bank	Derivative assets	1,445	8,373
”	Shinhan Capital	Loans	—	732
”	”	Derivative assets	229	—
”	SH&C Life Insurance	Other assets	2,382	1,956
Good Morning Shinhan Securities	Shinhan Bank	Due from banks	5,866	5,640
”	”	Other assets	8,653	7,747
”	Chohung Bank	Due from banks	3,609	7,195
”	”	Other assets	2,371	2,075
”	SH&C Life Insurance	Other assets	1	1
Shinhan Card	Shinhan Financial Group	Other assets	941	—
”	Shinhan Bank	Cash and due from banks	342	427
”	”	Other assets	4,709	1,189
”	Chohung Bank	Cash and due from banks	—	1
”	Good Morning Shinhan Securities	Other assets	5,832	4,635
”	Shinhan BNP Paribas ITMC	Other assets	20	—
”	SH&C Life Insurance	Other assets	457	431
”	Shinhan Credit Information	Other assets	39	—
”	Shinhan Capital	Other assets	16	—
”	e-Shinhan	Other assets	23	—
Shinhan Capital	Shinhan Bank	Short-term financial instruments	83,171	72,105
”	”	Securities	38	—
”	”	Derivatives assets	—	2,811
”	”	Other assets	630	482
”	Chohung Bank	Securities	—	5,743
”	”	Derivatives assets	3,419	3,427
”	”	Other assets	—	150

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued

					(in millions of Won)
Creditor	Debtor	Account	2005		2004
Shinhan BNP Paribas ITMC	Shinhan Bank	Cash and due from banks		10,331	12,626
”	”	Other assets		77	360
”	Good Morning Shinhan Securities	Other assets		3,496	3,496
”	Chohung Bank	Cash and due from banks		3,000	—
”	”	Other assets		46	—
Jeju Bank	SH&C Life Insurance	Other assets		35	26
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents		220	853
”	”	Other assets		4	3
”	Chohung Bank	Cash and cash equivalents		120	873
e-Shinhan	Shinhan Bank	Cash and cash equivalents		793	980
”	”	Loans		1,750	1,850
”	”	Other assets		20	7
”	Chohung Bank	Cash and cash equivalents		3	—
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents		3,201	4,027
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		1,429	900
”	”	Other assets		1,369	1,041
”	Chohung Bank	Other assets		586	435
”	Good Morning Shinhan Securities	Other assets		—	1
Shinhan Credit Information	Shinhan Card	Other assets		703	702
”	Jeju Bank	Other assets		70	71
Shinhan PE	Shinhan Bank	Cash and cash equivalents		8,329	9,412

				252,224	265,761

			~~W~~	2,169,336	2,080,581

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued
(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of June 30, 2005 are as follows:

			(in millions of Won)
Creditor	Debtor	Account	Amount guaranteed
Shinhan Financial Group	Good Morning Shinhan Securities	Lease guarantee	~~W~~	50,000
Shinhan Bank	Shinhan Capital	Letter of credit		11,778
”	Shinhan Finance	Guarantees for loans		10,026
Chohung Bank	Chohung Finance	Guarantees for letter of credit		3,278

			~~W~~	81,082

(13)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2005	2004	2005		2004
Assets:
Loans	$99,919	129,919	~~W~~	102,357	135,609
Other assets	743	853		761	890

	$100,662	130,772	~~W~~	103,118	136,499

Liabilities:
Borrowings	$70,000	100,000	~~W~~	71,708	104,380
Debentures	30,000	30,000		30,732	31,314
Discount on debentures	(5)	(20)		(5)	(21)
Other liabilities	699	791		716	825

	$100,694	130,771	~~W~~	103,151	136,498

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(14)		Commitments and Contingencies

	(a)	Acquisition of Chohung Bank

On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:
•	Asset Indemnity Payment

Amount	:	~~W~~652,284 million — asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans

Payment date	:	earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on

Interest	:	4.3% per annum
•	General Indemnity Payment

Amount	:	~~W~~166,516 million (may be offset by any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)

Payment date	:	the second anniversary date of cash portion closing date

Interest	:	4.3% per annum
•	Earn Out Payment

Amount	:	20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

Payment date	:	within 30 days after the date excess amount is determined for the fiscal year of 2006
As regards General Indemnity, eligibility of most of indemnifiable items, as provided for in a stock purchase agreement, expired during the year ended December 31, 2004. As for the remaining such items, indemnification appeared unlikely. Accordingly, the Company made adjustment to reflect the aforementioned General Indemnity Payment as an addition to goodwill during the year ended December 31, 2004. The other two contingent considerations are not included in the acquisition cost, for the amount is not determinable.

(b)	Indemnification on contingent loss

Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from lawsuit in which Bumin Mutual Savings Bank filed against Shinihan BNP Paribas ITMC totaling ~~W~~100 million. As of June 30, 2005, the lawsuit is in the first trial however, the ultimate outcome of this lawsuit cannot be presently determined.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(15)	Capital Stock

(a) Details of preferred stock issued by the Company are as follows:

	Predetermined	dividend rate
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961
Redeemable convertible preferred stock:
Series 9 (**)	44,720,603	2.02	August 19, 2006 - August 18, 2008

	97,304,564

(*)	Based on issue price

(**)	Convertible period	:	August 19, 2004 — August 18, 2007
	Conversion ratio	:	1 common share to 1 preferred share
	Conversion price in Won	:	~~W~~18,086
Details of changes in capital stock for the six months ended June 30, 2005 and the year ended December 31, 2004 are as follows:

		(in millions of Won, except shares)
	Number of shares	Capital stock		Capital surplus
Balance at January 1, 2004	391,705,864	~~W~~	1,958,530	3,316,380
Share exchange	24,917,711		124,588	402,184
Disposition of treasury stock	—		—	59

Balance at December 31, 2004	416,623,575	~~W~~	2,083,118	3,718,623

Share exchange	—		—	—
Disposition of treasury stock	—		—	61

Balance at June 30, 2005	416,623,575	~~W~~	2,083,118	3,718,684

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(16)	Retained Earnings

Retained earnings as of June 30, 2005 and December 31, 2004 consist of the following:

			(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Legal reserve	~~W~~	223,722	118,692	$218,393	115,865
Retained earnings before appropriation		1,862,925	1,489,493	1,818,552	1,454,015

	~~W~~	2,086,647	1,608,185	$2,036,945	1,569,880

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(17)	Capital Adjustment

Capital adjustments as of June 30, 2005 and December 31, 2004 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Unrealized gain on equity method investment securities	~~W~~	372,691	383,437	$363,814	374,304
Unrealized loss on equity method investment securities		(126,966)	(53,932)	(123,942)	(52,647)
Stock options (note 18)		8,909	8,178	8,697	7,983

	~~W~~	254,634	337,683	$248,569	329,640

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(18) Stock Options
     (a) Details of stock options as of June 30, 2005 and December 31, 2004 are as follows:

Grant date	March 30, 2005		March 25, 2004			May 15, 2003		May 22, 2002
Options granted		2,695,200 options		1,301,600 options		1,156,300 options		1,004,200 options

Options expired to date		—		73,661 options		182,740 options		188,778 options

Options outstanding		2,695,200 options		1,227,939 options		973,560 options		815,422 options

Type of stock options		Stock grant		Stock grant		Price		Price
		or price		or price		compensation		compensation
		compensation		compensation
Exercise price in Won	~~W~~	28,006	~~W~~	21,595	~~W~~	11,800	~~W~~	18,910

Exercise period		Within four years		Within three years		Within four years		Within four years
		after three years		after two years		after two years		after two years
		from grant date		from grant date		from grant date		from grant date

Forfeited period		After seven years		After five years		After six years		After six years
		from grant date		from grant date		from grant date		from grant date

Assumptions used to determine the fair value of options:

Risk-free interest rate		4.07%		4.39%		—		—
Expected exercise period		5 years		3.5 years		—		—
Expected stock price volatility		17.92%		19.85%		—		—
Expected dividend yield		—		—		—		—
Expected ratios of no-exercise		—		—		—		—
Weighted average fair value	~~W~~	11,201	~~W~~	7,696		—		—
     (b) Changes in stock compensation costs for the six months ended June 30, 2005 are as follows:

(in millions of Won)
		Personnel of
Grant date	Stock compensation cost	The Company		Subsidiaries	Total
March 30, 2005	Recorded at beginning of the period	~~W~~	—	—	—
	Incurred during the period		260	2,605	2,865
	To be recorded in subsequent periods		3,571	23,754	27,325

March 25, 2004	Recorded at beginning of the period		935	2,850	3,785
	Incurred during the period		544	1,716	2,260
	To be recorded in subsequent periods		853	2,553	3,406

May 15, 2003	Recorded at beginning of the period		1,035	3,360	4,395
	Incurred during the period		2,398	7,286	9,684
	To be recorded in subsequent periods		—	—	—

May 22, 2002	Recorded at beginning of the period		664	2,384	3,048
	Incurred during the period		724	2,348	3,072
	To be recorded in subsequent periods		—	—	—
For stock options granted at March 30, 2005 and March 25, 2004, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(19) General and Administrative Expenses
Details of general and administrative expenses for the quarters and six months ended June 30, 2005 and 2004 are as follows:

(in millions of Won and thousands of U.S. dollars)
	Won					U.S. dollars (Note 2)
	Quarter ended			Six months ended		Quarter	Six months
	June 30,			June 30,		ended	ended
						June 30,	June 30,
	2005		2004	2005	2004	2005	2005
Salaries and wages	~~W~~	5,607	673	9,409	4,461	$5,474	9,185
Provision for retirement and severance benefits		98	53	339	106	96	331
Other employees benefits		870	222	1,125	448	849	1,098
Rental		152	147	260	254	148	254
Entertainment		198	138	386	299	193	377
Depreciation		151	160	290	310	148	283
Amortization		29	28	57	55	28	56
Bad debts		—	—	—	545	—	—
Taxes and dues		537	24	604	92	524	590
Advertising		3	1	3	8	2	2
Fees and commission		1,511	2,407	3,564	5,368	1,475	3,479
Other		769	2,951	1,689	3,458	751	1,649

	~~W~~	9,925	6,804	17,726	15,404	$9,688	17,304

(20) Income Taxes
(a)	For the six months ended June 30, 2005 and 2004, the Company recognized no income tax expense.

(b)	The reconciliation of accounting income and taxable income for the six months ended June 30, 2005 and 2004 is as follows:

(in millions of Won)
	2005		2004
Net income before income tax expense	~~W~~	858,483	1,067,327
Permanent difference		66,256	696,831
Temporary difference		(924,770)	(1,706,751)

Taxable income(loss)	~~W~~	(31)	57,407

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(20) Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the six months ended June 30, 2005 and the year ended December 31, 2004 are as follows:

(in millions of Won)
	2005
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	(1,041,921)	(849,152)	(4,846)	(1,886,227)
Retirement and severance benefits		466	196	—	662
Accrued income		(299)	(287)	(299)	(287)
Deposit for severance benefit insurance		(466)	(86)	—	(552)
Other		6	4,157	3	4,160

		(1,042,214)	(845,172)	(5,142)	(1,882,244)

Unrealizable temporary differences on gain from equity method		1,042,173			1,886,383

Net temporary differences	~~W~~	(41)			4,139

Tax effects	~~W~~	(11)			1,138

Net tax effects ~~W~~1,138 million are not recognized as deferred tax assets due to uncertainty of realization.

(in millions of Won)
	2004
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	12,199	91,066	—	103,265
Retirement and severance benefits		251	215	—	466
Gain from equity method		(268,310)	(1,108,740)	(256,536)	(1,120,514)
Accrued income		(11,334)	(299)	(11,334)	(299)
Deposit for severance benefit insurance		(251)	(215)	—	(466)
Other		10	—	6	5

		(267,435)	(1,017,973)	(267,864)	(1,017,543)
Unrealizable temporary differences on gain from equity method		263,171			1,017,503

Net temporary differences	~~W~~	(4,264)			(40)

Tax effects of temporary differences		(1,172)			(11)
Tax effects of tax loss carryforwards		13,706			—

Net tax effects	~~W~~	12,534			(11)

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current year.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(20) Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the six months ended June 30, 2005 and 2004 are computed as follows:

(in millions of Won, except per share)
	Quarter ended June 30,			Six months ended June 30,
	2005		2004	2005	2004
Net income for year	~~W~~	470,382	324,297	858,483	470,368
Less: extraordinary gain (loss)		—	—	—	—
Less: dividends on preferred stock		28,706	28,628	57,097	57,255

Ordinary income available for common stock		441,676	295,669	801,386	413,113
Weighted average number of common shares outstanding (**)		310,314,747	294,902,137	310,315,277	284,310,940

Ordinary income per share in Won		1,423	1,003	2,582	1,453

Net earnings per share in Won	~~W~~	1,423	1,003	2,582	1,453

(**)	Shares held by subsidiaries are considered.
(b)	Diluted earnings per share

For the six months ended June 30, 2005, if convertible preferred stock and stock options were exercised, 48,643,742 shares of common stock would be issued, and if preferred stock were converted into common stock on issue date, weighted average number of common shares outstanding would be 355,035,880.

Details of diluted ordinary/net earnings per share due to dilutive effect for the six months ended June 30, 2005 and 2004 are as follows:

(in millions of Won, except per share)
	Quarter ended June 30,			Six months ended June 30,
	2005		2004	2005	2004
Ordinary income available for common stock	~~W~~	441,676	295,669	801,386	413,113
Add: dividends on convertible preferred stock		4,073	4,062	8,102	8,124
Add: stock compensation costs		—	193	—	319

Diluted ordinary income/net earnings		445,749	299,924	809,488	421,556
Weighted average number of common shares outstanding		354,491,817	340,303,957	355,035,880	329,691,605

Diluted ordinary income per share in Won	~~W~~	1,257	881	2,280	1,279

Net earnings per share in Won	~~W~~	1,257	881	2,280	1,279

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(21) Earnings Per Share, Continued
(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Redeemable convertible preferred stock	August 19, 2004 - August 18, 2007	44,720,603
Stock options	March 26, 2006 - March 25, 2009	1,227,939
Stock options	March 30, 2008 - March 30, 2012	2,695,200

		48,643,742

(d)	Ordinary income per share and net earnings per share for the year ended December 31, 2004 and the quarter ended March 31, 2005 are as follows:

(in Won)
	Year ended		Quarter ended
	December 31, 2004		March 31, 2005
Ordinary income and net earnings per share	~~W~~	3,197	1,159
Diluted ordinary income and net earnings per share		2,820	1,023
(22) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters and six months ended June 30, 2005 and 2004 are as follows:

(in millions of Won, except per share)
	Quarter ended			Six months ended
	June 30,			June 30,
	2005		2004	2005	2004
Acquisition of equity method investment securities through shares exchange	~~W~~	—	294,973	—	294,973
Changes in capital adjustments arising from equity method		(203,208)	1,424	83,779	335,501
Changes in retained earnings arising from equity method		30,676	(54,515)	32,131	(52,597)
Stock options recorded as accounts receivable		(330)	720	961	2,098
Appropriations of retained earnings as legal reserve		—	—	105,030	36,223
Dividends receivable on equity method investment securities recorded		4,846	—	4,846	—

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(23) Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

Condensed balance sheets of subsidiaries as of June 30, 2005 and December 31, 2004 are as follows:

(in millions of Won)
	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,128,885	70,979,684	4,149,201
Chohung Bank		68,063,754	65,166,767	2,896,987
Good Morning Shinhan Securities		3,074,825	2,378,527	696,298
Shinhan Card		1,378,558	1,187,547	191,011
Shinhan Capital		1,434,754	1,301,214	133,540
Shinhan BNP Paribas ITMC		53,467	9,269	44,198
Jeju Bank		1,925,796	1,808,707	117,089
SH&C Life Insurance		490,366	460,615	29,751
e-Shinhan		4,394	795	3,599
Shinhan Macquarie		13,999	12,116	1,883
Shinhan Credit Information		10,677	2,363	8,314
Shinhan PE		9,234	34	9,200

	~~W~~	151,588,709	143,307,638	8,281,071

(in millions of Won)
	2004
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	70,125,920	66,000,578	4,125,342
Chohung Bank		65,389,100	62,778,172	2,610,928
Good Morning Shinhan Securities		2,956,183	2,277,868	678,315
Shinhan Card		1,469,925	1,306,467	163,458
Shinhan Capital		1,320,929	1,201,582	119,347
Shinhan BNP Paribas ITMC		49,463	3,845	45,618
Jeju Bank		1,872,414	1,763,877	108,537
SH&C Life Insurance		286,304	257,077	29,227
e-Shinhan		4,813	893	3,920
Shinhan Macquarie		11,307	9,154	2,153
Shinhan Credit Information		9,228	2,366	6,862
Shinhan PE		9,844	57	9,787

	~~W~~	143,505,430	135,601,936	7,903,494

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(23) Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Earnings

Condensed statements of earnings of subsidiaries for the quarters and six months ended June 30, 2005 and 2004 are as follows:

	(in millions of Won)
	Six months ended June 30, 2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	3,321,036	2,790,708	530,328	607,980	443,582
Chohung Bank		4,045,627	3,746,165	299,462	356,005	355,221
Good Morning Shinhan Securities		330,564	310,577	19,987	24,912	18,040
Shinhan Card		203,110	177,441	25,669	27,552	27,552
Shinhan Capital		106,148	84,866	21,282	20,880	14,543
Shinhan BNP Paribas ITMC		8,823	4,271	4,552	4,844	3,439
Jeju Bank		63,752	55,300	8,452	8,810	8,810
SH&C life Insurance		22,555	22,555	—	2,598	2,598
e-Shinhan		1,033	1,370	(337)	(320)	(320)
Shinhan Macquarie		17,087	10,721	6,366	6,509	4,623
Shinhan Credit Information		11,984	9,921	2,063	2,030	1,452
Shinhan PE		—	693	(693)	(585)	(585)

	~~W~~	8,131,719	7,214,588	917,131	1,061,215	878,955

	(in millions of Won)
	Six months ended June 30, 2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	2,722,973	2,204,060	518,913	677,175	477,208
Chohung Bank		2,810,913	2,645,046	165,867	129,118	127,508
Good Morning Shinhan Securities		401,694	378,775	22,919	32,234	32,511
Shinhan Card		214,350	218,127	(3,777)	(3,879)	(3,879)
Shinhan Capital		98,098	78,586	19,512	19,009	13,267
Shinhan BNP Paribas ITMC		6,624	3,446	3,178	3,183	2,209
Jeju Bank		65,663	65,144	519	1,223	1,223
SH&C life Insurance		16,741	17,447	(706)	(282)	(282)
e-Shinhan		1,300	1,694	(394)	(378)	(378)
Shinhan Macquarie		7,817	7,618	199	324	90
Shinhan Credit Information		19,078	19,506	(428)	(269)	2,356

	~~W~~	6,365,251	5,639,449	725,802	857,458	651,833

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(23) Condensed Financial Statements of Subsidiaries, Continued

	(in millions of Won)
	Quarters ended June 30, 2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	1,371,930	1,087,664	284,266	312,199	225,235
Chohung Bank		1,694,955	1,496,496	198,459	229,605	229,313
Good Morning Shinhan Securities		145,014	138,172	6,842	9,844	7,207
Shinhan Card		103,137	90,296	12,841	14,813	14,813
Shinhan Capital		47,729	42,008	5,721	5,048	3,160
Shinhan BNP Paribas ITMC		4,664	2,239	2,425	2,427	1,710
Jeju Bank		32,466	28,125	4,341	4,243	4,243
SH&C life Insurance		11,345	11,105	240	1,617	1,617
e-Shinhan		427	689	(262)	(262)	(262)
Shinhan Macquarie		2,392	2,679	(287)	(93)	5
Shinhan Credit Information		6,077	5,056	1,021	974	683
Shinhan PE		—	400	(400)	(350)	(350)

	~~W~~	3,420,136	2,904,929	515,207	580,065	487,374

	(in millions of Won)
	Quarters ended June 30, 2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	1,282,101	1,007,223	274,878	311,610	223,800
Chohung Bank		1,331,800	1,206,886	124,914	92,378	91,388
Good Morning Shinhan Securities		208,309	199,847	8,462	10,118	8,413
Shinhan Card		105,455	104,047	1,408	1,311	1,311
Shinhan Capital		41,853	35,151	6,702	6,868	4,958
Shinhan BNP Paribas ITMC		3,394	1,731	1,663	1,663	1,143
Jeju Bank		33,124	28,616	4,508	5,542	5,542
SH&C life Insurance		8,861	8,915	(54)	370	370
e-Shinhan		662	1,070	(408)	(412)	(412)
Shinhan Macquarie		130	1,431	(1,301)	(1,193)	(571)
Shinhan Credit Information		9,830	9,357	473	446	3,071

	~~W~~	3,025,519	2,604,274	421,245	428,701	339,013

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(24) Financing and Operating Status of the Company and Subsidiaries
(a)	The financing status of the Company and its subsidiaries as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
	2005
	Deposits		Borrowings	Debentures (*)	Total
The Company	~~W~~	—	107,761	2,106,723	2,214,484
Shinhan Bank		42,982,654	10,139,164	10,351,699	63,473,517
Chohung Bank		41,192,565	6,286,887	6,494,926	53,974,378
Good Morning Shinhan Securities		768,343	577,551	1,000	1,346,894
Shinhan Card		—	1,079,200	29,940	1,109,140
Shinhan Capital		—	815,520	275,495	1,091,015
Jeju Bank		1,590,541	78,087	35,000	1,703,628
Shinhan Macquarie		—	2,035	—	2,035

	~~W~~	86,534,103	19,086,205	19,294,783	124,915,091

(*)	Net of discount on debentures

	(in millions of Won)
	2004
	Deposits		Borrowings	Debentures (*)	Total
The Company	~~W~~	—	154,380	1,948,102	2,102,482
Shinhan Bank		40,668,095	9,164,921	10,835,048	60,668,064
Chohung Bank		41,313,073	5,057,559	7,115,575	53,486,207
Good Morning Shinhan Securities		614,473	290,508	—	904,981
Shinhan Card		—	1,232,500	—	1,232,500
Shinhan Capital		—	805,718	195,595	1,001,313
Jeju Bank		1,527,788	83,871	35,000	1,646,659
Shinhan Macquarie		—	6,471	—	6,471

	~~W~~	84,123,429	16,795,928	20,129,320	121,048,677

(*)	Net of discount on debentures

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(24)	Financing and Operating Status of the Company and Subsidiaries, Continued.
(b)	The operating status of the Company and its subsidiaries as of June 30, 2005 and December 31, 2004 are as follows:

	(in millions of Won)
	2005
				Cash and due
	Loans (*)		Securities	from banks	Total
The Company	~~W~~	1,677,070	8,643,755	200,110	10,520,935
Shinhan Bank		53,933,537	11,927,863	2,050,987	67,912,387
Chohung Bank		44,503,078	10,138,223	950,330	55,591,631
Good Morning Shinhan Securities		196,423	1,607,726	852,796	2,656,945
Shinhan Card		1,338,237	1,643	764	1,340,644
Shinhan Capital		1,157,281	70,450	85,209	1,312,940
Shinhan BNP Paribas ITMC		848	20,210	24,872	45,930
Jeju Bank		1,338,971	331,696	106,303	1,776,970
SH&C Life Insurance		345	45,545	17,606	63,496
e-Shinhan		36	86	2,063	2,185
Shinhan Macquarie		—	—	3,201	3,201
Shinhan Credit Information		—	—	4,024	4,024
Shinhan PE		—	—	8,330	8,330

	~~W~~	104,145,826	32,787,197	4,306,595	141,239,618

(*)	Net of allowance for loan losses and present value discounts

	(in millions of Won)
	2004
				Cash and due
	Loans (*)		Securities	from banks	Total
The Company	~~W~~	1,749,955	8,250,648	31,145	10,031,748
Shinhan Bank		51,028,772	11,706,747	2,386,837	65,122,356
Chohung Bank		41,586,846	11,499,243	1,754,215	54,840,304
Goodmorning Shinhan Securities		141,635	1,852,357	636,049	3,489,911
Shinhan Card		790,320	1,643	880	792,843
Shinhan Capital		993,143	77,548	103,405	1,174,096
Shinhan BNP Paribas ITMC		454	20,101	22,198	42,753
Jeju Bank		1,366,068	303,688	31,574	1,701,330
SH&C Life Insurance		294	56,819	2,704	59,817
e-Shinhan		36	74	2,832	2,942
Shinhan Macquarie		—	—	4,027	4,027
Shinhan Credit Information		—	—	4,213	4,213
Shinhan PE		—	—	9,412	9,412

	~~W~~	97,657,523	33,768,868	4,989,491	137,275,752

(*)	Net of allowance for loan losses and present value discounts

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(25)	Contribution of Subsidiaries to the Company’s Net Income

Effects under the equity method on the Company’s net income for the quarters and six months ended June 30, 2005 and 2004 are as follows:

				(in millions of Won, except ratio)
	Six months ended June 30,
	2005			2004
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	443,582	50.33	~~W~~	316,781	64.84
Chohung Bank		374,796	42.53		148,350	30.36
Good Morning Shinhan Securities		9,679	1.10		10,692	2.19
Shinhan Card		27,052	3.07		(3,629)	(0.74)
Shinhan Capital		14,327	1.63		13,547	2.77
Shinhan BNP Paribas ITMC		1,719	0.20		1,105	0.23
Jeju Bank		5,892	0.67		920	0.19
SH&C Life Insurance		1,299	0.15		(141)	(0.03)
e-Shinhan		(236)	(0.03)		(279)	(0.06)
Shinhan Macquarie		2,309	0.26		11	0.00
Shinhan Credit Information		1,452	0.16		1,201	0.25
		(588)	(0.07)		—	—

		881,283	100.00		488,558	100.00

Other income		53,422			63,045
Other expense		(76,222)			(81,235)

Net income for period	~~W~~	858,483		~~W~~	470,368

				(in millions of Won, except ratio)
	Quarters ended June 30,
	2005			2004
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	225,235	46.69	~~W~~	223,800	67.29
Chohung Bank		232,275	48.15		96,534	29.03
Good Morning Shinhan Securities		2,850	0.59		686	0.21
Shinhan Card		14,564	3.02		1,061	0.32
Shinhan Capital		2,861	0.59		5,007	1.51
Shinhan BNP Paribas ITMC		855	0.18		571	0.17
Jeju Bank		2,845	0.59		3,793	1.14
SH&C Life Insurance		809	0.17		185	0.06
e-Shinhan		(193)	(0.04)		(303)	(0.09)
Shinhan Macquarie		(47)	(0.01)		(326)	(0.10)
Shinhan Credit Information		683	0.14		1,567	0.46
		(355)	(0.07)		—	—

		482,382	100.00		332,575	100.00

Other income		25,431			29,959
Other expense		(37,431)			(38,237)

Net income for period	~~W~~	470,382		~~W~~	324,297

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2005
(Unaudited)
(26)	Allowance for Loan Losses of the Company and its Subsidiaries

Changes in allowance for loan losses of the Company and its subsidiaries for the six months ended June 30, 2005 and for the year ended December 31, 2004 are as follows:

			(in millions of Won)
	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	8,794	(367)	8,427
Shinhan Bank		743,506	(84,779)	658,727
Chohung Bank		1,006,721	52,536	1,059,257
Good Morning Shinhan Securities		29,416	1,393	30,809
Shinhan Card		47,831	(623)	47,208
Shinhan Capital		27,021	3,907	30,928
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(1,011)	31,134
SH&C Life Insurance		15	30	45
e-Shinhan		8	12	20
Shinhan Macquarie		53	31	84
Shinhan Credit Information		—	7	7

	~~W~~	1,895,523	(28,859)	1,866,664

			(in millions of Won)
	2004
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	9,725	(931)	8,794
Shinhan Bank		866,428	(122,922)	743,506
Chohung Bank		1,686,350	(679,629)	1,006,721
Good Morning Shinhan Securities		43,048	(13,632)	29,416
Shinhan Card		118,609	(70,778)	47,831
Shinhan Capital		17,899	9,122	27,021
Shinhan BNP Paribas ITMC		14	(1)	13
Jeju Bank		35,270	(3,125)	32,145
SH&C Life Insurance		1	14	15
e-Shinhan		8	—	8
Shinhan Macquarie		98	(45)	53
Shinhan Credit Information		36	(36)	—

	~~W~~	2,777,486	(881,963)	1,895,523